Exhibit 99.1

TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel
+972-3-7679101

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 4, 2015

Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the "Company") will be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on December 14, 2015 at 10 AM (Israel time) (the “Meeting”) for the following purposes (the “Agenda”):

(1)	To elect three directors (other than external directors) until the next annual general meeting of the Company.

(2)	To approve the amendment and restatement of the Company's Compensation Policy substantially in the form attached as Exhibit A, to replace the Company's present compensation policy in its entirety;

(3)	To approve the following compensation for Mr. Michael Schrader, the Company's CEO:

a)
for 2015: (i) an annual salary in the amount of 227,000 Euros; (ii) to award Mr. Schrader, under the Company’s Israeli Share Option Plan and in accordance with its terms, options to purchase 50,000 ordinary shares of the Company; at an exercise price per share of $3.30 (the closing price of the Company’s shares on Nasdaq on the date the initial approval of the grant of options by the Board of Directors on May 21, 2015). Half of the options vested on May 21, 2015 and absent a transaction that would result in the sale of all or substantially all of the assets or share capital of the Company (a “Change of Control”), the remainder will vest on May 21, 2016; in the event of a Change in Control, any unvested portion of the options will vest immediately;

b)
as supplemental compensation in light of the Company's results in the first 2 quarters of 2015: to award Mr. Schrader, under the Company’s Israeli Share Option Plan and in accordance with its terms, options to purchase 25,000 ordinary shares of the Company at an exercise price per share of $3.40 (the closing price of the Company’s shares on the date the grant of options was approved by the Board on October 14, 2015). The options will vest in three equal parts such that one third of the options will be vested on December 31, 2015, an additional one third will vest on December 31, 2016 and the last third will vest on December 31, 2017.

(4)
To approve the following supplemental compensation for each Director (other than Mr. Izhak Nakar), including external directors, for 2015:   to award each director (other than Mr. Nakar), under the Company’s Israeli Share Option plan and in accordance with its terms, options to purchase 25,000 ordinary shares of the Company – a total of 100,000 options to all of the Directors (other than Mr. Nakar). The exercise price per share of the Options will be $3.30 (the closing price of the Company’s shares on Nasdaq on the date of the initial approval of the grant of options by the Board of Directors on May 21, 2015);  absent a Change of Control, half of each Director's options will vest on December 31, 2015 and the remainder on December 31, 2016. In the event of a Change of Control, any unvested portion of the options will vest immediately.

(5)
To approve the following supplemental compensation for 2015 for Mr. Izhak Nakar, the Company's Active Chairman: to award Mr. Nakar, under the Company’s Israeli Share Option Plan and in accordance with its terms, options to purchase 100,000 ordinary shares of the Company, at an exercise price per share of $3.30 (the closing price of the Company’s shares on Nasdaq on the date of the initial approval of the grant of options by the Board of Directors on May 21, 2015); absent a Change of Control, half of the options will vest on December 31, 2015 and the remainder on December 31, 2016. In the event of a Change of Control, any unvested portion of the options will vest immediately.

(6)
To approve the conclusion of an agreement with Mr. Schrader by which he will receive a cash bonus in the amount of $1,500,000 in the event of a merger or acquisition of the Company, in addition to any other compensation to which he may be entitled, substantially in the form attached hereto as Exhibit B.

(7)
To approve the conclusion of an agreement with Mr. Nakar by which a company he controls will receive a cash bonus of $1,500,000 in the event of a merger or acquisition of the Company, in addition to any other compensation to which he may be entitled substantially in the form attached hereto as of Exhibit C.

(8)
To approve the conclusion of an agreement with Mr. Carsten Nelk (the Company's CTO) according to which he will receive a cash bonus in the amount of $1,300,000 in the event of a merger or acquisition of the Company, in addition to any other compensation to which he may be entitled, substantially in the form attached hereto as Exhibit D.

(9)
To approve the conclusion of an agreement with Mr. Bob Fresneda, the President of the Company's subsidiary in the US, according to which he will receive a cash bonus in the amount of $1,300,000 in the event of a merger or acquisition of the Company, in addition to any other compensation “to which he may be entitled, substantially in the form attached hereto as Exhibit E.

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(10)
To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company (the “Audit Committee”).

(11)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2014.

Shareholders of record at the close of business on November 4, 2015 (the “Record Date” and such holders, “Shareholders”) will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

Review of Documents

Prior to the Record Date, the Company published a press release which is available on the website of the U.S. Securities and Exchange Commission (the “Commission”) at http://www.sec.gov (the “Distribution Site”) and on the Company's website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Site, together with related proxy card and financial statements for the year ended on December 31, 2014. Shareholders of the Company may review a copy of all such documents at the Distribution Site and at the Company's offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, and all exhibits thereto, the proxy card, all position notices, the Compensation Policy, and the annual report at their request from the Company.

Voting

Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date and sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address. A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

With regard to Resolutions (2), (3), (6), (7), (8) and (9), Shareholders must indicate on the proxy card whether or not they are Controlling Shareholders or have a Personal Interest (both as defined in Israel's Companies Law, 5759-1999 – the "Companies Law") or are Senior Officers or Institutional Investors (again, both as defined in the Israeli Companies Regulations (Proxy Forms and Position Notices) – 2005 (the "Proxy Regulations")). The votes of Shareholders who do not indicate whether or not they are Controlling Shareholders or have a Personal Interest  will not be counted. The votes of Shareholders who indicate that they have a Personal Interest but do not specify the Personal Interest will also not be counted. However, the votes of Shareholders who do not indicate whether or not they are Senior Officers or Institutional Investors will be counted.

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Submission of Proxy Card

A duly executed proxy card must be received by the Company no later than December 14, 2015 at 6:00 AM (Israel time), i.e. 4 hours before the Meeting, in order to be counted in the vote to be held at the Meeting.

Submission of Position Notices

A Shareholder may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of the business on December 4, 2015. Any position notice submitted to the Company at a later date will be ignored.

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Request to Include Item on Agenda

A Shareholder or Shareholders holding, together, at least one percent of the voting rights at the Meeting are entitled to request that the Board of Directors include an item on the Agenda, provided the item is suitable to be dealt with at the Meeting.  Such request must be submitted to the Company within 7 days after the publication of this notice.  If the request is to include a candidate to serve as a Director, the request must include the details required by Regulation 26 of Israel’s Securities Regulations (Periodic and Immediate Reports), 5730-1970 and the candidate must provide a declaration in accordance with Section 224B of the Companies Law or – with regard to External Directors – in accordance with Section 241 of the Companies Law.

Voting through Agent; No Internet Voting

A Shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company's Articles of Association.

The Company does not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Date: November 4, 2015

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PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 4, 2015

The Board of Directors (the "Board of Directors") of Top Image Systems Ltd. (the "Company") hereby solicits a proxy for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on December 14, 2015 at 10:00 AM (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

Record holders of our ordinary shares as of the Record Date (“Shareholders") who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the “Proxy Card”) posted on the website of the U.S. Securities and Exchange Commission (the “Commission”) at www.sec.gov (the “Distribution Site”) and on the Company's website at www.TopImageSystems.com, together with the notice of Annual General Meeting of Shareholders (the “Notice”) and this Proxy Statement and mail it as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may, in lieu of printing the Proxy Card from the Distribution Site, complete, date and sign the Proxy Card and return it to the Company in a pre-addressed envelope which is included in the mailing. In all cases, with regard to Resolutions (2), (3), (6), (7), (8) and (9), Shareholders must indicate on the proxy card whether or not they are Controlling Shareholders, have a Personal Interest, are Senior Officers or Institutional Investors. The votes of Shareholders who do not so indicate whether they are Controlling Shareholders or have a Personal Interest will not be counted. The votes of Shareholders who indicate that they have a Personal Interest but do not specify the Personal Interest will also not be counted. However, the votes of Shareholders who do not indicate whether or not they are Senior Officers or Institutional Investors will be counted.

Upon the receipt of a properly executed Proxy Card (including with regard to Resolutions (2), (3), (6), (7), (8) and (9), indication on the proxy card whether or not they are Controlling Shareholders or have a Personal Interest), no later than December 14, 2015, at 6:00 AM (Israel time), i.e. 4 hours before the Meeting, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the instructions of the Shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors below. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

 A proxy solicited hereby and delivered hereunder may be revoked no later than 24 hours prior to the Meeting, by delivering a written revocation to Mr. Yossi Dagan, CFO of the Company. A proxy-revoking Shareholder, or a Shareholder that has not delivered a proxy, may vote by attending the Meeting. Directors, Office Holders and employees of the Company may also solicit proxies by telephone, fax, email and personally. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs to the extent required by applicable law, including applicable NASDAQ rules.

Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS' POSITION NOTICES

The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a "Position Notice"). Any Shareholder who desires to submit a Position Notice must submit it to the Company no later than the close of business in Israel on December 4, 2015. The Company may respond to such Position Notices no later than December 9, 2015. The Company will make all Position Notices which have been submitted in a timely manner available to the public through the Distribution Site. Copies of such Position Notices may also be obtained for no charge at the Company's offices (at the address listed above). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later than the close of business on the business day after it is submitted. The Company will be entitled to reimbursement from a Shareholder who provides a Position Notice for the reasonable cost incurred in sending such Position Notice to the record holders. In case of a Position Notice sent by a Shareholder or Shareholders holding shares of the Company having a value of NIS 12,047.08 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date, as defined below), the Company will be entitled to reimbursement of up to NIS 240.94 (approximately $65).

INSPECTION OF PROXY CARDS

One or more Shareholders of the Company’s Ordinary Shares representing five percent or more of the total voting rights of the Company and also one or more holders of 5% of the voting rights of all shares not held by a Controlling Shareholder (as defined in Section 268 of the Companies Law) will be entitled to inspect Proxy Cards in accordance with the provisions of Regulation 10 of Israel’s Proxy Regulations.

As of October 23, 2015, the number of Ordinary Shares representing 5% of all voting rights of the Company is approximately 895,606 shares.

As of October 23, 2015, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a Controlling Shareholder as set forth above is also approximately 895,606 shares.

RECORD DATE, QUORUM AND REQUIRED MAJORITY

Only holders of record of Ordinary Shares at the close of business on November  4, 2015 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. On October 23, 2015, approximately 17,912,120 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders have the same voting rights.

The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold in the aggregate 33 1/3% or more of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

Resolutions (1), (4), (5), and (10) set forth in this Proxy Statement require a simple majority of the total number of votes cast at the meeting.

Resolutions (2), (3), (6), (7), (8) and (9), require one of the following: a) the majority of the votes at the General Meeting including a majority of the votes of Shareholders who are not Controlling Shareholders or who do not have a Personal Interest in the relevant resolution and who are participating in the vote; abstaining Shareholders will not be regarded as having voted, nor will the vote of a Shareholder who did not indicate whether or not he or she is a Controlling Shareholder or has a Personal Interest  be counted or b) the total votes of the opposing Shareholders among the Shareholders mentioned in sub-paragraph a) is not greater than 2% of all the voting rights in the Company (a “Special Majority”).  The Company does not believe that it has any Controlling Shareholders. In all cases, votes may be cast in person or by proxy.

PRINCIPAL SHAREHOLDERS

The following table shows, as of October 23, 2015, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares(3)
Izhak Nakar	1,809,409	(1)	10.7%
Entities associated with Trident Capital, Inc.	2,346,707	(2)	13.1%
All executive officers and directors as a group	4,667,859		27.7%

(1)	Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.

(2)
Consists of (i) 2,102,267 held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, (ii) 60,846  held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, (iii) 12,218 held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, (iv) 11,659 held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership, and (v)  159,717 held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherland. Trident Capital Management-V, L.L.C, a Delaware limited liability company (“TCM-V”), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the “Managers”), together in the case of certain such individuals with their respective family planning vehicles as reported as of July 31, 2014. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund. The address of Trident Capital, Inc. is 505 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(3)
The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

The Company is subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and to the requirements applicable to companies listed on the NASDAQ Stock Market. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at https://www.sec.gov/edgar/searchedgar/companysearch.html.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The Company follows the rules of the State of Israel in connection with furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Further, as a foreign private issuer, the Company follows the rules of the State of Israel in connection with the nomination  of external directors. There are no requirements under Israeli law or regulations for the formation of a nomination committee nor regarding the general procedure for nominating external directors for their initial term in publicly traded companies. The Companies Law, sec. 239 et. al., states that any publicly traded company is required to appoint at least two external directors, which will be appointed by the general meeting of shareholders. While the Companies Law does require a special majority for the appointment of an external director, and places limitations and restrictions on the appointment of persons affiliated or otherwise in conflict of interest with the company, its officers, directors, or its controlling shareholders, it does not direct any method or procedure for nomination of external (or other) directors. The only statutory procedural requirement that must be fulfilled prior to the appointment is the presentation of an affidavit signed by the candidate in which he or she attests to fulfilling the qualifications and possessing the requisite skills to fulfill his or her duties if appointed director (see Section 241 of the Companies Law). Neither the Companies Regulations, nor the Articles of the Company, provide additional requirements regarding the nomination of external directors. The Companies Law does set a procedure for the appointment of an external director for a second (or subsequent) term. Section 245(A1) of the Companies Law provides that the term of an external director of a publicly traded company can only be extended for an additional term if either (i) one or more shareholders holding at least 1% of the company's voting rights nominates the candidate for an additional term, such nomination being approved by a special majority vote in the general meeting of shareholders; or (ii) the board of directors nominates the candidate for an additional term, such nomination being approved by a special majority vote of the general meeting of shareholders, as qualified by subsection 239(b) of the Companies Law; or (iii) the external director tenders his candidacy for reinstatement, and he is reappointed by the shareholders in the manner required under (i) above. In light of the above, the Company appoints its external directors by a vote of the general meeting of shareholders, in accordance with the provisions of the Companies Law outlined above and others, and without any additional established procedure for nomination of candidates. Such practice is in accordance with Israeli laws, regulations, and practices, and with the Company's Articles of Association.

PROPOSALS ON THE AGENDA OF THE MEETING

1.	PROPOSAL TO ELECT DIRECTORS (OTHER THAN EXTERNAL DIRECTORS)

The Board of Directors presently consists of the following persons:  Izhak Nakar, Ido Schechter, Donald Dixon, Asael (Asi) Karfiol and Osnat Segev-Harel.  Each of Asael Karfiol and Osnat Segev-Harel is an External Director within the meaning of the Companies Law.  Each of Asael Karfiol, Osnat Segev-Harel, and Donald Dixon has been determined by the Board of Directors to be independent and qualifies as an “independent director” within the meaning of NASDAQ Rule 5605(a)(2).

Unless re-elected, the terms of Izhak Nakar, Ido Schechter and Donald Dixon will expire at the general meeting on December 14, 2015. The term of Asael Karfiol will expire on November 24, 2016 and the term of Osnat Segev-Harel will expire on December 24, 2017.

The Board of Directors has recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background

Izhak Nakar	63
Izhak Nakar founded Top Image Systems in 1991 and served as Chief Executive Officer & Chairman of the Board of the Company until 2001. Between 2001 and 2009 Mr. Nakar served as a Director in the Company.  Since 2009, Mr. Nakar has served as the Active Chairman of the Board.

Mr. Nakar has co-founded several technology companies including the Company, TopGuard (acquired by Elron Software NASDAQ:ELRN) and e-Mobilis, and founded Anir Vision and NIR 4 YOU TECHNOLOGY.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (1995-1996) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan Chamber of Commerce.

Donald Dixon	68
Don Dixon has served as a director of TIS since July, 2014 and was appointed to the Board of Directors in connection with  the Company’s acquisition of eGistics, Inc. and pursuant to the related purchase agreement Mr. Dixon is a Managing Director of Trident Capital and co-founded the firm in 1993.

Currently, Mr. Dixon serves also as a director of 2Checkout, AccountNow, Advanced Payment Solutions, Amprius, Neohapsis, Odyssey Logistics, Qualys (QLYS), RoyaltyShare, SivaPower, and Tiandi Energy. Mr. Dixon is also on the investment committee of Mustang Ventures, an affiliated China fund of Trident Capital Fund VI. Recently, AlwaysOn recognized Mr. Dixon’s investment success on its “Venture Capital 100” list.

In the past, Mr. Dixon has served as a director of a number of other corporations, many of which were acquired.  One of those was eGistics (acquired by TIS).

In addition to his work for Trident, Mr. Dixon is Co-Chairman of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences. Mr. Dixon also serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership.

From 1988 to 1993, Mr. Dixon was Co-President of Partech International, a private equity fund associated with Banque Paribas. Prior to Partech, he was a Managing Director of Alex Brown & Sons. Earlier in his career, Mr. Dixon was a Vice President of Morgan Stanley & Co. and a Senior Account Officer at Citibank, N.A.

Raised in New Jersey, Mr. Dixon earned his B.S.E. from Princeton University and his M.B.A. from Stanford Graduate School of Business.

Dr. Ido Schechter	55
Dr. Ido Schechter has served as a director of the Company since December, 2005. Dr. Ido Schechter served as the CEO of the Company from January 2002 until December 2013. From January 2001 until he became CEO, Dr. Schechter was Vice President of the Company’s ASP2, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that, Dr. Schechter was the Company’s Vice President of Sales from August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

The information is based on data provided to us by the relevant director.

The following table shows costs to the Company of the conditions of service and employment (with a breakdown into components) of the 5 top-earning officers in the Company during 2014, as they were recognized in the financial statements of the Company for the year ended December 31, 2014:

Officer	Basic salary	Bonus or commission	Vehicle	Additional costs	Total in original currency	Total $(1)	Options(2)	Date of grant	Exercise price per share
Izhak Nakar	$373,096	-	-	-	$373,096	$373,096	10,000	31/12/2014	$3.42
Ido Schechter	NIS 503,596	-	NIS 116,095	NIS 433,471	NIS 1,053,162	$294,880	-
Michael Schrader	EURO 185,000	-	EURO 13,572	EURO 1,800	EURO 200,372	$266,294	-
Alex Toh	SGD 228,360	SGD 93,853	-	SGD 1,200	SGD 323,413	$255,339	-
Isaac Rome	NIS 390,134	NIS 236,401	-	NIS 102,602	NIS 729,136	$204,154	10,000	01/06/2014	$6.04

(1)	Costs expressed in currencies other than US Dollars are converted in this column based on the average rates of exchange in 2014.

(2)	Number of shares to which options relate. Does not include options awarded in 2014 that did not vest in 2014.

Each nominee has advised that he agrees to serve as a Director if elected, and has provided the Company with a declaration in accordance with Section 224B of Israel’s Companies Law.

For each individual nominee to the Board of Directors, the vote will be separate.

RESOLVED, to elect, separately, each of Izhak Nakar, Donald Dixon and Ido Schechter as Directors to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of each of Izhak Nakar, Donald Dixon and Ido Schechter as Directors to serve until the next annual general meeting of the Shareholders.

2.	PROPOSAL TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE COMPANY'S COMPENSATION POLICY.

In light of recent organizational changes in the Company, on May 21, 2015 the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to approve an amendment and restatement of the compensation policy in the form attached as Exhibit A to this Proxy Statement (the "Compensation Policy").  The Board of Directors reaffirmed that approval on October 29, 2015.

The Compensation Committee and the Board of Directors believe that an amendment of the Company's compensation policy is necessary to accommodate recent changes in the Company's structure and business (including the extent of its activities abroad and the need to account for differences in different countries in practices with regard to compensation of officers), and the need to provide more flexible bonus and equity compensation structures to allow achievement of long-term goals. By doing so, the Compensation Committee and the Board of Directors seek to ensure that the Company will maintain its ability to attract and retain superior employees in key positions without any geographic restraints and that the compensation provided to key employees will remain competitive relative to the compensation paid to similarly situated executives of a selected group of peer companies and the broader marketplace from which the Company recruits and competes for talent. The Compensation Committee and the Board of Directors believe that the suggested amendments to the Compensation Policy properly balance the requirements of the Companies Law and the objectives described above.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

 RESOLVED, to approve the amendment and restatement of the Company's Compensation Policy in the form attached as Exhibit A to this Proxy Statement, to replace the Company's present compensation policy in its entirety;

The members of the Compensation Committee and the directors have personal interests in the approval of the amendment of the Compensation Policy because it will govern their compensation, both as directors and - in the case of the Active Chairman - as a consultant. The Israel Companies Law also requires that the Compensation Policy be approved by the General Meeting of Shareholders, with a Special Majority. In the event the Shareholders do not approve the proposed Compensation Policy, the Company is entitled to adopt it anyway, provided that the Compensation Committee and afterwards the Board of Directors determine, based on detailed grounds and after further discussion of the Compensation Policy, that the approval of the Compensation Policy despite the opposition of the General Meeting, is for the benefit of the Company.

The Board of Directors recommends that the Shareholders vote "FOR" approving the amendments to the Company's Compensation Policy.

Approval of this resolution requires a Special Majority.

3.	PROPOSAL TO APPROVE COMPENSATION FOR 2015 FOR MICHAEL SCHRADER, THE CHIEF EXECUTIVE OFFICER.

Michael Schrader currently serves as the Company's Chief Executive Officer. Pursuant to Israeli law, the terms of compensation of a CEO of a publicly traded company require approval of the Compensation Committee, the Board of Directors and the shareholders of such company with a Special Majority and must be in accordance with the Compensation Policy.

The Shareholders are asked to approve the following terms of compensation for Mr. Schrader.

a)
 for 2015: (i) an annual salary in the amount of 227,000 Euros; (ii) to award Mr. Schrader, under the Company’s Israeli Share Option Plan and in accordance with its terms, options to purchase 50,000 ordinary shares of the Company; at an exercise price per share of $3.30 (the closing price of the Company’s shares on Nasdaq on the date the initial approval of the grant of options by the Board of Directors on May 21, 2015). Half of the options vested on May 21, 2015 and absent a transaction that would result in the sale of all or substantially all of the assets or share capital of the Company (a “Change of Control”), the remainder will vest on May 21, 2016; in the event of a Change in Control, any unvested portion of the options will vest immediately;

b)
as supplemental compensation in light of the Company's results in the first 2 quarters of 2015: to award Mr. Schrader, under the Company’s Israeli Share Option Plan and in accordance with its terms, options to purchase 25,000 ordinary shares of the Company at an exercise price per share of $3.40 (the closing price of the Company’s shares on the date the grant of options was approved by the Board on October 14, 2015). The options will vest in three equal parts such that one third of the options will be vested on December 31, 2015, an additional one third will be vest on December 31, 2016 and the last third will vest on December 31, 2017.

The Compensation Committee approved the compensation in (a) for Mr. Schrader on May 21, 2015. The Board of Directors approved that compensation for Mr. Schrader on the same day. The Board of Directors reaffirmed that approval on October 29, 2015. The Compensation Committee approved the compensation in (b) for Mr. Schrader on October 14, 2015. The Board of Directors approved that compensation for Mr. Schrader on the same day. Both the Compensation Committee and the Board of Directors determined that the terms of compensation for Mr. Schrader are consistent both with the Compensation Policy as it will be if the shareholders adopt the resolution above and as it is today and was as of May 21, 2015 and October 14, 2015.

Approval of this resolution requires a Special Majority.

RESOLVED, to approve the compensation for 2015 for Mr. Schrader, as described in Proposal No. 3

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Mr. Schrader as described in Proposal No. 3 above.

4.	PROPOSAL TO APPROVE SUPPLEMENTAL COMPENSATION FOR 2015 FOR DIRECTORS (OTHER THAN MR. NAKAR).

Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, require approval of the Compensation Committee, the Board of Directors and the shareholders of such company and must be in accordance with the Compensation Policy.

The Shareholders are asked to decide with regard to the following supplemental terms of compensation for the directors (other than Mr. Nakar).

To approve the following supplemental compensation for each Director (other than Mr. Nakar), including external directors, for 2015:   to award each director (other than Mr. Nakar), under the Company’s Israeli Share Option plan and in accordance with its terms, options to purchase 25,000 ordinary shares of the Company – a total of 100,000 options to all of the Directors (other than Mr. Nakar). The exercise price per share of the Options will be $3.30 (the closing price of the Company’s shares on Nasdaq on the date of the initial approval of the grant of options by the Board of Directors on May 21, 2015);  absent a Change of Control, half of each Director's options will vest on December 31, 2015 and the remainder on December 31, 2016. In the event of a Change of Control, any unvested portion of the options will vest immediately. It is noted that each director's other terms of engagement were previously approved by the General Meeting of Shareholders and do not require renewed approval at this time.

The Compensation Committee approved the supplemental compensation for the directors (other than Mr. Nakar) on May 21, 2015. The Board of Directors approved the supplemental compensation to the directors (other than Mr. Nakar) on the same day.  The Board of Directors reaffirmed that approval on October 29, 2015. The directors (other than Mr. Nakar) have personal interests in the above resolution. Both the Compensation Committee and the Board of Directors determined that the terms of compensation of the directors (other than Mr. Nakar) are consistent both with the Compensation Policy as it will be if the shareholders adopt the resolution above and as it is today and was as of May 21, 2015.

RESOLVED, to approve the supplemental compensation for 2015 for the directors (other than Mr. Nakar), as described in Proposal No. 4.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to the directors (other than Mr. Nakar) as described in Proposal No. 4 above.

5.	PROPOSAL TO APPROVESUPPLEMENTAL COMPENSATION FOR 2015 FOR MR. IZHAK NAKAR, THE ACTIVE CHAIRMAN.

Izhak Nakar currently serves as a Director and as the Active Chairman. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, require approval of the Compensation Committee, the Board of Directors and the shareholders of such company and must be in accordance with the Compensation Policy.

The Shareholders are to approve the following supplemental compensation for 2015 for Mr. Nakar: to award Mr. Nakar, under the Company’s Israeli Share Option Plan and in accordance with its terms, options to purchase 100,000 ordinary shares of the Company, at an exercise price per share of $3.30 (the closing price of the Company’s shares on Nasdaq on the date of the initial approval of the grant of options by the Board of Directors on May 21, 2015); absent a Change of Control, half of the options will vest on December 31, 2015 and the remainder on December 31, 2016. In the event of a Change of Control, any unvested portion of the options will vest immediately.

Mr. Nakar's other terms of engagement were previously approved by the General Meeting of Shareholders and do not require renewed approval at this time. Mr. Nakar has waived and will not be entitled to receive the annual and per meeting payments payable to the other Directors.

The Compensation Committee approved the above compensation for Mr. Nakar on May 21, 2015. The Board of Directors approved the above compensation for Mr. Nakar on the same day. The Board of Directors reaffirmed that approval on October 29, 2015. Mr. Nakar has a personal interest in the above resolution. Both the Compensation Committee and the Board of Directors determined that the terms of compensation for Mr. Nakar are consistent both with the Compensation Policy as it will be if the shareholders adopt the resolution above and as it is today and was as of May 21, 2015.

RESOLVED, to approve the supplemental compensation for 2015 for Mr. Nakar, as described in Proposal No. 5.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Mr. Nakar as described in Proposal No. 5 above.

6.	PROPOSAL TO APPROVE A CASH BONUS FOR MR. SCHRADER IN THE EVENT OF A MERGER OR ACQUISITION.

Michael Schrader currently serves as CEO. Pursuant to Israeli law, the terms of compensation of a CEO of a publicly traded company require approval of the Compensation Committee, the Board of Directors and the shareholders of such company.  Such compensation, whether in accordance with the Compensation Policy or not (as in this case), must be approved by a Special Majority.

The Board believes that the incentives for Mr. Schrader in the event of a merger or acquisition of the Company should be structured as a cash bonus and believes that the bonus should be paid according to an agreement substantially in the form attached as Exhibit C. As such, the Shareholders are asked to decide with regard to the following M&A bonus for Mr. Schrader.

To approve the conclusion of an agreement with Mr. Schrader by which he will receive a cash bonus of $1,500,000 in the event of a merger or acquisition of the Company, in addition to any other compensation to which he may be entitled, substantially in the  form attached hereto as Exhibit B.

The Compensation Committee approved the M&A bonus for Mr. Schrader on May 21, 2015. The Board of Directors approved the M&A bonus on the same day. The Board of Directors reaffirmed that approval on October 29, 2015. The Compensation Committee and the Board of Directors are aware that the cash bonus contemplated in the following resolution is inconsistent with the Company's present compensation policy, though it will be consistent with the Amended Compensation Policy upon its adoption. The Compensation Committee and the Board of Directors believes that incentivizing Mr. Schrader to contribute to the growth and economic health of the Company, with the incentives exemplified by the general principles reflected in the agreement attached as Exhibit C, such that, over the long term, the Company will be a candidate for acquisition at a high valuation, is consistent with the considerations enumerated in Section 267B(a) of the Companies Law and embodies the considerations enumerated in Part A of First Appendix A of that Law and Part B of that Appendix.

RESOLVED, to approve the M&A bonus for Mr. Schrader, as described in Proposal No. 6 and in the agreement the form of which is attached as Exhibit B.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the M&A bonus for Mr. Schrader as described in Proposal No. 6 above, and in the agreement attached as Exhibit B.

Approval of this resolution requires a Special Majority.

7.	PROPOSAL TO APPROVE A CASH BONUS FOR MR. NAKAR IN THE EVENT OF A MERGER OR ACQUISITION.

Izhak Nakar currently serves as a Director and as the Active Chairman. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, require approval of the Compensation Committee, the Board of Directors and the shareholders of such company.  When such compensation is not in accordance with the Compensation Policy, it must be approved by a Special Majority.

The Board believes that the incentives for Mr. Nakar in the event of a merger or acquisition of the Company should be structured as a cash bonus and believes that the bonus should be paid according to an agreement substantially in the form attached as Exhibit B. As such, the Shareholders are asked to decide with regard to the following M&A bonus for Mr. Nakar.

To approve the conclusion of an agreement with Mr. Nakar by which a company he controls will receive a cash bonus of $1,500,000 in the event of a merger or acquisition of the Company, in addition to any other compensation to which he may be entitled substantially in the form attached hereto as of Exhibit C.

The Compensation Committee approved the M&A bonus for Mr. Nakar's company on May 21, 2015. The Board of Directors approved the M&A bonus on the same day. The Board of Directors reaffirmed that approval on October 29, 2015.  Mr. Nakar has a personal interest in the above resolution. The Compensation Committee and the Board of Directors are aware that the cash bonus contemplated in the following resolution is inconsistent with the Company's present compensation policy, though it will be consistent with the Amended Compensation Policy upon its adoption. The Compensation Committee and the Board of Directors believes that incentivizing Mr. Nakar to contribute to the growth and economic health of the Company, with the incentives exemplified by the general principles reflected in the agreement attached as Exhibit B, such that, over the long term, the Company will be a candidate for acquisition at a high valuation, is consistent with the considerations enumerated in Section 267B(a) of the Companies Law and embodies the considerations enumerated in Part A of First Appendix A of that Law and Part B of that Appendix.

RESOLVED, to approve the M&A bonus for Mr. Nakar, as described in Proposal No. 7 and in the agreement the form of which is attached as Exhibit C.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the M&A bonus for Mr. Nakar as described in Proposal No. 7 above, and in the agreement attached as Exhibit C.

Approval of this resolution requires a Special Majority.

8.	PROPOSAL TO APPROVE A CASH BONUS FOR MR. CARSTEN NELK IN THE EVENT OF A MERGER OR ACQUISITION.

Carsten Nelk currently serves as CTO of the Company. Pursuant to Israeli law, the terms of compensation of an officer of a publicly traded company require approval of the Compensation Committee, the Board of Directors and, when not in accordance with the Compensation Policy, by the shareholders of such company, with a Special Majority.

The Board believes that the incentives for Mr. Nelk in the event of a merger or acquisition of the Company should be structured as a cash bonus and believes that the bonus should be paid according to an agreement substantially in the form attached as Exhibit D. As such, the Shareholders are asked to decide with regard to the following M&A bonus for Mr. Nelk.

To approve the conclusion of an agreement with Mr. Carsten Nelk (the Company's CTO) according to which he will receive a cash bonus in the amount of $1,300,000 in the event of a merger or acquisition of the Company, in addition to any other compensation to which he may be entitled, substantially in the form attached hereto as Exhibit D.

The Compensation Committee approved the M&A bonus for Mr. Nelk on May 21, 2015. The Board of Directors approved the M&A bonus on the same day. The Board of Directors reaffirmed that approval on October 29, 2015. The  Compensation Committee and the Board of Directors are aware that the cash bonus contemplated in the following resolution is inconsistent with the Company's present compensation policy, though it will be consistent with the Amended Compensation Policy upon its adoption. The Compensation Committee and the Board of Directors believes that incentivizing Mr. Nelk to contribute to the growth and economic health of the Company, with the incentives exemplified by the general principles reflected in the agreement attached as Exhibit D, such that, over the long term, the Company will be a candidate for acquisition at a high valuation, is consistent with the considerations enumerated in Section 267B(a) of the Companies Law and embodies the considerations enumerated in Part A of First Appendix A of that Law and Part B of that Appendix.

RESOLVED, to approve the M&A bonus for Mr. Nelk, as described in Proposal No. 8 and in the agreement the form of which is attached as Exhibit D.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the M&A bonus for Mr. Nelk as described in Proposal No. 8 above, and in the agreement attached as Exhibit D.

Approval of this resolution requires a Special Majority.

9.	PROPOSAL TO APPROVE A CASH BONUS FOR MR. BOB FRESNEDA IN THE EVENT OF A MERGER OR ACQUISITION.

Bob Fresneda currently serves as President of the Company's US Subsidiary. Pursuant to Israeli law, the terms of compensation of an officer of a publicly traded company require approval of the Compensation Committee, the Board of Directors and, when not in accordance with the Compensation Policy, by the shareholders of such company with a Special Majority.

The Board believes that the incentives for Mr. Fresneda in the event of a merger or acquisition of the Company should be structured as a cash bonus and believes that the bonus should be paid according to an agreement substantially in the form attached as Exhibit E. As such, the Shareholders are asked to decide with regard to the following M&A bonus for Mr. Fresneda.

To approve the conclusion of an agreement with Mr. Bob Fresneda according to which he will receive a cash bonus in the amount of $1,300,000 in the event of a merger or acquisition of the Company, in addition to any other compensation to which he may be entitled, substantially in the form attached hereto as Exhibit E.

The Compensation Committee approved the M&A bonus for Mr. Fresneda on May 21, 2015. The Board of Directors approved the M&A bonus on the same day. The Board of Directors reaffirmed that approval on October 29, 2015. The Compensation Committee and the Board of Directors is aware that the cash bonus contemplated in the following resolution is inconsistent with the Company's present compensation policy, though it will be consistent with the Amended Compensation Policy upon its adoption. The Compensation Committee and the Board of Directors believes that incentivizing Mr. Fresneda to contribute to the growth and economic health of the Company, with the incentives exemplified by the general principles reflected in the agreement attached as Exhibit E, such that, over the long term, the Company will be a candidate for acquisition at a high valuation, is consistent with the considerations enumerated in Section 267B(a) of the Companies Law and embodies the considerations enumerated in Part A of First Appendix A of that Law and Part B of that Appendix.

RESOLVED, to approve the M&A bonus for Mr. Fresneda, as described in Proposal No. 9 and in the agreement the form of which is attached as Exhibit E.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the M&A bonus for Mr. Fresneda as described in Proposal No. 9 above, and in the agreement attached as Exhibit E.

Approval of this resolution requires a Special Majority.

10.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

At the last annual meeting of Shareholders, following the recommendation of the Board of Directors, the Shareholders appointed the accounting firm of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as independent certified public accountants of the Company until the next annual general meeting of the Company. It is proposed to extend the appointment of Kost, Forer, Gabbay & Kasierer until the next annual general meeting of the Company.

RESOLVED, to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the extension of the appointment of the independent public accountant of the Company in accordance with the above resolution.

11.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2014 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

At the Meeting, the Directors will present the annual report and the audited consolidated financial statements for the year ended December 31, 2014, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made with regard to a given issue, the proxy will be voted as abstaining on that issue.

By Order of the Board of Directors
TOP IMAGE SYSTEMS LTD.
Izhak Nakar
Active Chairman of the Board of Directors

Ramat Gan, Israel
Date:  November 4, 2015